Exhibit 99.2

Melco Crown Entertainment Limited

(the “Company”)

To Shareholders of the Company

Dear Sir or Madam,

The purpose of this letter is to provide further information to the Company’s 2011 annual report dated April 19, 2012 (the “Annual Report”). This letter forms an integral part of and should be read together with the Annual Report. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. Unless otherwise defined herein, words and expressions defined in the Annual Report shall have the same meaning when used in this letter.

The Annual Report is hereby supplemented as follows:

1.	The fifth bullet point under the section headed “Factors Affecting Our Current and Future Results” in the “Management Discussion and Analysis” on pages 25 and 26 of the Annual Report is amended and restated as follows:

“Our relationships with gaming promoters, which contribute a significant portion of our casino revenues and the majority of which are provided with credit as part of the ordinary course of business, expose us to credit risks. For the years ended December 31, 2011, 2010 and 2009, approximately 61.0%, 62.3% and 71.8% of our casino revenues were derived from customers sourced through our gaming promoters, respectively. For the year ended December 31, 2011, our top five customers and the largest customer were gaming promoters and accounted for approximately 23.9% and 6.9% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history. Commissions paid to our gaming promoters (net of amounts indirectly rebated to customers) amounted to US$339.0 million, US$238.7 million and US$180.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.”

2.	Mr. James Douglas Packer’s biography in the section headed the “Directors and Senior Management” on page 51 of the Annual Report is amended and restated as follows:

“Mr. Packer was appointed as our non-executive Director on March 8, 2005 and has served as our Co- Chairman of our Board since March 2005. Mr. Packer is the executive chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown), having been appointed in January 2006, and the deputy chairman of Consolidated Media Holdings Limited, having been appointed in December 2007. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Limited from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Ellerston Capital Limited from August 2004 to August 2011, Sunland Group Limited from July 2006 to August 2009, and Ten Network Holdings Limited from December 2010 to March 2011.”

3.	The section headed “Directors’ Services Contracts” in the “Report of the Directors” on page 59 of the Annual Report is amended and restated as follows:

“Each of the independent non-executive Directors has entered into a director service contract with our Company on December 18, 2006, except for Mr. James Andrew Charles MacKenzie, who has entered into a director service contract with our Company on April 24, 2008. These director service contracts will continue from the date of the contracts until the date on which the relevant independent non-executive Director ceases to be a member of the Board for any reason. Under the director service contracts, each independent non-executive Director will receive a fixed quarterly income.

Save as disclosed above, none of the Directors has entered into a director service contract with our Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation). Mr. Ho entered into an employment contract with the Company for his role as our Chief Executive Officer.”

4.	Notes (1) and (2) under the section headed “2011 Share Incentive Plan” in the “Report of the Directors” on page 74 of the Annual Report are amended and restated as follows:

“(1)	Melco Leisure is the beneficial owner of 556,222,503 Shares and is deemed or taken to be interested in 556,222,503 Shares owned by Crown Asia Investments pursuant to rights of first refusal over such Shares granted by Crown Asia Investments in favor of Melco Leisure under the new Shareholders’ deed, which became effective in December 2007 (“New Shareholders’ Deed”), entered into between Melco and Crown. SPV is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments and 2,004,360 ADSs (6,013,080 Shares) are held by SPV.

(2)	Crown Asia Investments is the beneficial owner of 556,222,503 Shares and is deemed or taken to be interested in 556,222,503 Shares owned by Melco Leisure pursuant to rights of first refusal over such Shares granted by Melco Leisure in favor of Crown Asia Investments under the New Shareholders’ Deed. SPV is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments and 2,004,360 ADSs (6,013,080 Shares) are held by SPV.”

5.	The following definitions under the section headed “Definitions and Glossary” on pages 176 and 177 of the Annual Report are amended and restated as follows:

“2011 Share Incentive Plan” refers to a share incentive plan as adopted by our Company pursuant to a resolution passed by our Shareholder at an extraordinary general meeting on October 6, 2011 and became effective on the Listing Date, which aims to provide incentives in the form of awards to consultants, employees and members of the Board, with the view of promoting further success of our Company;”

“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd., formerly known as PBL Asia Investments Limited, which is 100% indirectly owned by Crown and was incorporated in the Cayman Islands but is now a registered Australian company;”

The Annual Report published on the Stock Exchange’s website (www.hkexnews.com) and the Company’s website
(www.melco-crown.com) on April 19, 2012 has contained the above supplements to the Annual Report.

The English text of this letter shall prevail over the Chinese text for the purpose of interpretation.

The Annual Report may only be distributed if accompanied by this letter.

Melco Crown Entertainment Limited

April 19, 2012